Exhibit 17.2

November 19, 2009

Evan Stone, Esquire
Secretary of Wilhelmina International, Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

Re:  Resignation

Dear Evan:

I hereby resign from the Board of Directors of Wilhelmina International, Inc, (the "Company") effective immediately. This decision is based on the issues surrounding the Newcastle commitment to provide up to $2,000,000 of investment in the Company at a price of $.24/per share. That commitment was not presented to a committee of disinterested directors until after the commitment had expired.

The failure of this matter to be timely presented to a committee of disinterested directors at a time when the Company clearly needed the funds has unduly compromised my position as a director and my duties to the stockholders. Had management presented the matter on a timely basis, the disinterested directors could have reviewed the need for the funds. As we were not presented with the issue to consider, the Company missed an opportunity to improve its cash and balance sheet positions, to the detriment of the stockholders.

At the recent Board meeting, when asked by one of the independent directors why the funding commitment had not been brought to the Board's attention, a non-answer was provided. As Newcastle has not stepped forward to provide an extension of the commitment to allow this action to be considered, I feel my role has been compromised to the extent that I hereby resign my position.

Respectfully

/s/ Derek Fromm

Derek Fromm

cc:	Brad Krassner
H. Yale Gutnick, Esq.